SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	April	2013
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Press Release, dated April 1, 2013.

Document 1

For Immediate Release	April 1, 2013
Sonde Resources Corp. Provides Update on Farm-Out of Joint Oil Block

CALGARY, ALBERTA- (Marketwire – April 1, 2013) - Sonde Resources Corp. ("Sonde" or the "Company") (TSX:SOQ) (NYSE MKT:SOQ) announced today that it has entered into an agreement with Viking Energy North Africa Limited ("Viking") to extend the deadline for meeting the conditions precedent under the Farm-Out Agreement that includes obtaining the consent of Joint Oil to the transfer of a 66.67% interest in the Joint Oil Block pursuant to the previously announced farm-out agreement to June 7, 2013. To date, the Company and Viking have held a series of discussions and exchanged correspondence with Joint Oil regarding the proposed farm-out and the conditions upon which Joint Oil would be prepared to provide its approval.  As previously disclosed, some of the conditions imposed by Joint Oil are acceptable to the Company and Viking, while others are not.  The Company does not believe that the outstanding conditions are supportable under the terms and conditions of the Exploration Production Sharing Agreement and the parties are continuing to seek an acceptable resolution of these issues. While the Company believes that the farm-out should be approved on its merits, no assurance can be given that Joint Oil will approve it or that the farm-out will close. Additionally, there can be no assurance that Viking will agree to a further extension of time if the approval of Joint Oil is not forthcoming prior to June 7, 2013.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located in Western Canada and offshore North Africa. See Sonde's website at www.sonderesources.com to review further detail on Sonde's operations.

Forward-looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, those concerning the pending approval of Joint Oil regarding the farm-out agreement with Viking. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding negotiations with foreign governments and commercial parties. Actual results could differ materially due to a number of factors, including, without limitation, risks in conducting foreign operations, including political and fiscal instability and the possibility of civil unrest or military action; changes in government policies or laws; risk that government approvals may be delayed or withheld; and commercial risks relating to the closing of the Viking farm-out. Additional assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com., and the Company’s annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission. Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them unless required by law.

Contact Information

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Kurt A. Nelson, Chief Financial Officer
Phone: (403) 503-7944
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	April 1, 2013	By:	/s/ Cheryl Clark
Name: Cheryl Clark Title: Corporate Controller/Assistant Corporate Secretary